EMI

RECEIVED
2005 MAR 24 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

15th March, 2005.

Attn: Filing Desk - Stop 1-4

05006804

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st February 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 15th March 2005, confirming that Wellington Management Company, LLP has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 15th March 2005, held 59,673,265 shares, being 7.56% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

Enc.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 05/13

Company Announcements Office,
London Stock Exchange.

15th March, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax on 15th March 2005, that it has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 15th March 2005, had an interest in 59,673,265 shares, being 7.56% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231